June 19, 2019

Mr. Keith Gregory

Ms. Sally Samuel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: North Capital Funds Trust; File Nos. 333-228904 and 811-23404

Dear Mr. Gregory and Ms. Samuel:

On April 12, 2019, North Capital Funds Trust (the “Registrant”), on behalf of the North Capital Emerging Technology Fund (the “Technology Fund”) and the North Capital Treasury Money Market Fund (the “Treasury Fund” and together with the Technology Fund, the “Funds”), filed a Pre-Effective Amendment No. 1 to its registration statement on Form N-1A (the “Amendment”). On May 16, 2019, Mr. Gregory provided comments regarding the Amendment, telephonically, to Krisztina Nadasdy. Please find below a summary of his comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus and SAI.

General Comments

Comment 1.    Where a comment is made in one section of the registration statement, such comment is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response.      The Registrant has made conforming revisions throughout the registration statement as applicable.

Comment 2.    Please provide a new auditor’s consent, as the current consent is now stale.

Response.      The Registrant has included a new auditor’s consent as an exhibit to the filing.

Thompson Hine llp	1919 M Street, N.W.	www.ThompsonHine.com
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Mr. Keith Gregory

Ms. Sally Samuel

June 19, 2019

Prospectus – Technology Fund Summary

Comment 3.   In footnote 3 to the fee table, please clarify whether the fee waivers are subject to recoupment or not, for example, in the sentence beginning “these fee waivers and expense reimbursements are subject to possible recoupment…” please delete the term “possible,” if accurate.

Response.      The word “possible” is included because recoupment may not occur if the Fund is operating above its expense limitation or there are no waived amounts remaining to recoup. To clarify the statement and in response to comment 4, below, the Registrant has revised the referenced sentence to read as follows: “These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within the three years after the fees have been waived or reimbursed, if there are waived amounts that have not been recouped outstanding and such recoupment, after giving effect to the recouped amounts, can be achieved within the lower of the foregoing expense limits and the expense limits in place at the time of recoupment.”

Comment 4.  Please update the recoupment disclosure in footnote 3 to the fee table to read “These fee waivers and expense reimbursements are subject to recoupment from the Fund within three years after the fees have been waived or reimbursed, if such recoupment, after giving effect to the recouped amounts, can be achieved within the lower of the foregoing expense limits and the expense limits in place at the time of recoupment.” Please make a conforming revision in disclosure responding to Item 10 of Form N-1A.

Response.      Please see the response to comment 3, above.

Comment 5.   In the “Principal Investment Strategies” section, please explain in detail the types of companies in which the Fund will invest and the products and services that these companies provide. Specifically, describe the types of companies that comprise “advanced hardware and software technology or services” and describe the types of products and services that are provided by a company that is considered to be an artificial intelligence, machine learning, virtual computing, intelligent device, or any other Emerging Technology Company in which the Fund may invest. Please also disclose any special risk factors relating to these types of companies for example, artificial intelligence. Please provide a brief summary of such information in Item 4 and more detailed disclosure in Item 9.

Response.       In response to this comment and comment 7, Registrant has revised the “Principal Investment Strategies” section to include the following sentence at the end of the first paragraph in the summary: “Although the types of companies that are considered to be Emerging Technology Companies in which the Fund invests may vary at any given point in time, they currently include companies that provide financial, information, technology and transportation services and products (e.g., banks, insurance companies, car manufacturers and media companies).” Due to the nature of the Fund’s investment strategy and the emerging technologies in which the Fund focuses its investments, it is not practicable to describe with greater specificity the companies in which the Fund invests and the types of products and services they provide in offering documents that may not be changed for at least a year. The Registrant believes that all material risk factors associated with investing in the Fund are included in its prospectus and SAI.

Mr. Keith Gregory

Ms. Sally Samuel

June 19, 2019

Comment 6.   As it appears that the Fund may invest principally in companies involved in blockchain technology, please describe blockchain technology and how the Fund determines that a company meets the specific definition of a blockchain company, including how a company’s fortune is economically tied to blockchain activities.

Response.      The disclosure regarding the Fund’s principal investment strategies has been revised to include a description of blockchain technology. As disclosed in the Prospectus, the Fund’s principal investment strategy is to invest, under normal circumstances, at least 80% of its net assets (plus borrowings for investment purposes) in Emerging Technology Companies, which include companies involved in developing or deploying blockchain technology and other advanced hardware and software technology or services, such as artificial intelligence, machine learning, virtual computing and intelligent devices. The method by which the Fund determines that a company meets the definition of Emerging Technology Company is described on pages 5 and 17 of the Prospectus, which states on page 5 that “[a] company is considered to be an Emerging Technology Company if one or more of the following conditions is satisfied: (i) some or all of the emerging technologies (i.e., blockchain technology and other advanced hardware and software technology or services, such as artificial intelligence, machine learning, virtual computing and intelligent devices (collectively “Emerging Technologies”)) represent at least a significant portion (i.e., 25% or more) of the company’s revenue or assets; (ii) the company has disclosed publicly that its primary business is to provide products and services focused on the development, utilization, sales, and/or support of one of the Emerging Technologies; or (iii) the company has committed material resources to initiatives involving research and development, proof of concept testing, or utilization of the Emerging Technologies to innovate or disrupt its core business or an adjacent business through generating new revenue streams or benefitting from significant cost reductions. The Fund will analyze and evaluate each company with regard to these conditions, assessing the size, scale, and commercial potential of such company’s involvement with the Emerging Technologies.”

This test described above is intended to identify companies that are economically linked to Emerging Technologies (which includes blockchain technology) and are therefore considered by the Fund to be Emerging Technology Companies.

Comment 7.   Please discuss the Fund’s investments in financial services companies in the “Principal Investment Strategies” section, as the Registrant has included Financial Services Sector Risk as a principal risk, please make a conforming change with respect to Geographic Risk if appropriate.

Mr. Keith Gregory

Ms. Sally Samuel

June 19, 2019

Response.     The Registrant has added disclosure referenced in the response to comment 5 to address this comment. With respect to Geographic Risk, the Registrant has disclosed the following in the "Principal Investment Strategies" section: "[t]he Fund invests primarily in equity and convertible securities of both U.S. and foreign companies of any market capitalization."

Comment 8.  In the second paragraph of the “Principal Investment Strategies” section, when describing Emerging Technology Companies, please clarify what is meant by the phrase “if (i) some or all of the emerging technologies (i.e., blockchain technology and other advanced hardware and software technology or services, such as artificial intelligence, machine learning, virtual computing and intelligent devices) represent a significant portion of the company’s revenue, assets or combination of the two.” Specifically, what is meant by “significant portion,” is this determined by an asset or revenue test?

Response.     The description has been updated to define “significant portion,” as 25% or more of a company’s revenues or assets.

Comment 9.  In the second paragraph of the “Principal Investment Strategies” section, when describing Emerging Technology Companies, please clarify how a company indicates that its primary business is to provide products and services focused on one of the emerging technologies or services, for example through public filings or otherwise.

Response.     The second paragraph of the “Principal Investment Strategies” section has been revised to include the following sentence: “The Fund makes its determinations of whether a company is an Emerging Technology Company using available information, including public filings, offering documents, other company disclosures, and other publicly available information.”

Comment 10. In the second paragraph of the Principal Investment Strategies section, please revise the following sentence, as it is vague and confusing: “…or (iii) the company has commenced a significant initiative utilizing one of the emerging technologies or services to innovate or disrupt its core business or an adjacent business.”

Response.    The referenced portion of the sentence has been revised to read as follows: “…or (iii) the company has committed material resources to initiatives involving research and development, proof of concept testing, or utilization of the Emerging Technologies to innovate or disrupt its core business or an adjacent business through generating new revenue streams or benefitting from significant cost reductions.”

Mr. Keith Gregory

Ms. Sally Samuel

June 19, 2019

Comment 11. Please supply the staff, supplementally, with a list of companies in which the Fund intends to invest.

Response.     As requested, we have provided a non-exclusive list of companies that presently meet the Fund’s requirement of an Emerging Technology Company.

Comment 12. In the third paragraph of the Principal Investment Strategies section, the disclosure indicates that the Fund may gain exposure to emerging technology companies through listed call options. Accordingly, please disclose in Item 9 that derivatives counted towards the Fund’s 80% policy will be valued at market value.

Response.     The Registrant notes that the requested disclosure is located in the Item 9 under Principal Investment Strategies – North Capital Emerging Technology Fund.

Comment 13. Regarding the Fund’s concentration policy, please clarify whether the Fund will invest 25% or more of its total assets in each the software and information technology industries, or 25% of its total assets in a combination of both industries.

Response.     The Registrant has indicated that it will invest 25% or more of its total assets in securities issued by companies in the software and information technology group of industries, as such, the Registrant will invest 25% in a combination of industries that are part the software and information technology group of industries. The Registrant believes that the current disclosure is clear and is not aware of a legal requirement to disclose allocations that meet or exceed 25% or more of total assets to particular industries within an industry group where a fund only has a policy to concentrate in the industry group.

Comment 14. In the section on Blockchain Technology Risk, please clarify the meaning of the first sentence, for example, how is blockchain technology sold by emerging technology companies or used within them, and how does it optimize their customers’ business practices.

Response.    The Registrant has added the following disclosure after the first sentence in Blockchain Technology Risk: “Blockchain can be a means for Emerging Technology Companies to help streamline processes, which can also enable data sharing and data integrity. Blockchain can be used to, among other things, record financial transactions, store medical records and monitor goods, information or payments through a supply chain.”

Comment 15. Please disclose the following as an additional bullet to Blockchain Technology Risk in Item 4 with additional disclosure in Item 9: (i) the risks related to companies across a wide variety of industries exploring possible application of blockchain to their businesses, (ii) the fact that the extent of the use of blockchain may not be fully reflected in the equity securities of the operating companies in which the Fund may invest and (iii) the operating companies in which the Fund may invest may not be currently significantly tied to blockchain.

Mr. Keith Gregory

Ms. Sally Samuel

June 19, 2019

Response.     The Registrant has added disclosure to address clause (i) of the comment (the risks related to companies across a wide variety of industries exploring possible application of blockchain to their businesses) as an additional bullet to Blockchain Technology Risk in Item 4 with additional disclosure in Item 9, per the below (the summary risk precedes the long-form risk):

“●           investing in companies across a wide variety of industries exploring possible application of blockchain to their businesses is subject to the risk that blockchain may only be successful in particular industries and not in others. Additionally, because of the variety of industries in which Emerging Technology Companies that are involved in blockchain operate and the other aspects of their operations that do not involve blockchain technology, the Fund's investments in these Emerging Technology Companies may not give the Fund sufficient exposure to the economic fortunes and risks of blockchain technology that is developed or deployed by such Emerging Technology Companies.”

“●           Investing in companies across a wide variety of industries exploring possible application of blockchain to their businesses is subject to the risk that blockchain may only be successful in particular industries and not in others. Blockchain technology may not be commercially viable in all industries in which it is deployed, and the Fund’s investments may offset each other or be focused in industries that ultimately end up not being suitable for blockchain technology at the time of the Fund’s investment. Additionally, because of the variety of industries in which Emerging Technology Companies that are involved in blockchain operate and the other aspects of their operations that do not involve blockchain technology, the Fund's investments in these Emerging Technology Companies may not give the Fund sufficient exposure to the economic fortunes and risks of blockchain technology that is developed or deployed by such Emerging Technology Companies.”

With respect to clause (ii) of the comment (the fact that the extent of the use of blockchain may not be fully reflected in the equity securities of the operating companies in which the Fund may invest), this is addressed by the following sentence that is already included in the referenced risk factor: “For companies that only have minor involvement in blockchain, their stock prices and performance may not reflect the movement of broader blockchain markets.”

With respect to clause (iii) (the operating companies in which the Fund may invest may not be currently significantly tied to blockchain), the Registrant has added the following disclosure to Management Risk (Item 4 and Item 9 disclosure): “The portfolio manager’s judgments about particular issuers or other investments in which the Fund invests may prove to be incorrect and there is no guarantee that the portfolio manager’s judgment will produce the desired results.”

Prospectus – Treasury Fund Summary

Comment 16. In the section on Principal Investment Strategies, please revise the following sentence regarding the Fund’s 80% policy to read as follows: “Under normal circumstances, the Fund will invest at least 80% of its assets (net assets plus the amount of any borrowing for investment purposes) in securities issued or guaranteed by the U.S. Treasury and/or repurchase agreements that are fully collateralized by securities issued or guaranteed by the U.S. Treasury.”

Mr. Keith Gregory

Ms. Sally Samuel

June 19, 2019

Response.    The Registrant has made the requested revision.

Comment 17. Under Stable NAV Risk, please remove the last sentence, as this is not a risk disclosure.

Response.     The Registrant has made the requested revision.

Prospectus – Additional Information About Principal Investment Strategies and Related Risks

Comment 18. In the second paragraph of the Principal Investment Strategies section for the Technology Fund, with respect to the Adviser’s investment process, please explain in greater detail in step 1 of the process, how the Adviser identifies companies having exposure to developing or deploying blockchain technology or other advanced hardware and software technology services as described in step 1.

Response.      The Registrant has added the following sentences to the end of the second paragraph of the “Principal Investment Strategies” section in response to this comment and comment 19: “In order to assess whether a company has exposure to an Emerging Technology, or is planning to have exposure to an Emerging Technology, the Adviser uses a mosaic approach of public information. The sources that the company uses as part of this approach include, public filings with the SEC, news articles from reputable sources, company press releases, company websites, and other verifiable media sources that the Adviser believes to be reliable. Additionally, the first criteria, financial exposure, is assessed using the same public sources as the first step. Specific emphasis is placed on any disclosures in financial statements about research and development expenses, current revenue streams, or long-term strategic plans to devote time and resources to an emerging technology. The next criteria, primary business operations, looks at if the company is currently focused on providing products and services in the emerging technology space. It also assesses whether the company’s current primary business can potentially be enhanced by implementing emerging technology initiatives into its operations. This is a subjective analysis with particular focus on the current operating efficiency of the company, and how that could potentially be improved by focusing on, or by implementation, emerging technology in its operational processes. The third criteria, potential business opportunity, is an assessment on the overall potential improvement in revenue, operating income, and net income a company may achieve by devoting resources to the space. This takes into account the current industry that the company is in and any synergies that could be achieved, or additional profit that can be gained, by focusing on this space. All three criteria help our internal analysis in assessing the appropriateness of a particular company for the portfolio.”

Mr. Keith Gregory

Ms. Sally Samuel

June 19, 2019

Comment 19. Referring to the same paragraph as Comment 18, please explain in detail in step 2, each of the three primary criteria described therein.

Response.     Please see the response to comment 18.

Comment 20. Unless the Fund has a current intention of investing in bitcoin currency trusts the fourth paragraph under Principal Investment Strategies of the Technology Fund, please revise the disclosure as follows (including bolding text as indicated):

The Fund will not invest directly or indirectly in cryptocurrencies with the exception of the ability to invest up to 15% of the Fund’s net assets in the Grayscale Bitcoin Investment Trust. As the Fund does not invest directly or indirectly in cryptocurrencies the Fund is not expected to track the price movements of any cryptocurrency and the Fund will not invest in initial coin offerings.

Response.    As the Registrant has no current intention of investing in bitcoin currency trusts, the Registrant has updated the disclosure to read as follows:

The Fund will not invest directly or indirectly in cryptocurrencies except to the extent of its indirect exposure to cryptocurrency by virtue of its investments in Emerging Technology Companies that may use one or more cryptocurrencies as part of their business activities. The Fund will not invest in initial coin offerings and will not invest indirectly in cryptocurrencies through the use of derivatives. As such, the Fund is not expected to track the price movements of any cryptocurrency.

Comment 21. Please review the disclosure under Blockchain Technology Risk and revise as follows:

●	Bullet 1 – please disclose risks regarding the use of distributed ledger technology.

●	Bullet 2 – please disclose risks regarding the use of cryptographic keys.

●	Bullet 4 – please enhance the discussion of cybersecurity risk so that it relates more specifically to blockchain technology, for example, certain features of blockchain technology such as decentralization, open source protocol, and reliance on peer to peer connectivity may increase risk of fraud or cyberattacks potentially reducing the likelihood of a coordinated response.

Mr. Keith Gregory

Ms. Sally Samuel

June 19, 2019

●	Bullet 6 – please revise to disclose additional risks relating to conflicting intellectual property claims.

●	Bullet 7 – please revise to disclose additional risks relating to blockchain platforms and the trading of digital assets on a blockchain.

●	Bullet 8 – please revise to include risks relating to rapidly evolving regulatory environments, self-policing, corruption and fraud.

Response.    The second paragraph and bulleted list included in Blockchain Technology Risk beginning on page 19 of the prospectus in response to this comment has been revised to read as follows:

“In addition, an investment in companies actively engaged in blockchain technology may be subject to the risks noted below.

●     Blockchain technology is new and many of its uses may be untested. The software, networks, protocols, systems, and other technology (including any blockchain or comparable technology) underlying digital assets may include coding errors or otherwise not function as intended, which may negatively affect the functionality of such digital assets. Upgrades to the underlying technology after it launches, a hard fork in the underlying technology, or a change in how transactions are confirmed through the underlying technology may have unintended adverse effects on the corresponding digital assets. Digital assets and their underlying technology may be vulnerable to attacks on their security, integrity or operation.”

●     The cryptographic keys necessary to transact on a blockchain may be subject to theft, loss, or destruction. Certain digital assets have experienced issues regarding theft of keys associated with the currency and there is no central authority to verify ownership of keys. The loss or destruction of a private cryptographic key required to access blockchain assets may be irreversible. Loss of access to private keys - or any other data loss concerning portfolio companies’ blockchain assets – could have a material adverse effect on the business of Fund’s portfolio companies. Blockchain assets are controllable only by those who know the unique private cryptographic key relating to the network address at which the blockchain assets are held. To the extent a private key is lost, destroyed or otherwise compromised and no backup of the private key is accessible, an Emerging Technology Company may not be able to access the blockchain asset associated with the corresponding address and the private key will not be capable of being restored by the network. Any loss of private keys relating to digital wallets used to store blockchain assets could have a material adverse effect on the Emerging Technology Company’s business.

Mr. Keith Gregory

Ms. Sally Samuel

June 19, 2019

●     Competing platforms and technologies may be developed such that consumers or investors use an alternative to blockchain. Blockchain technology is relatively new and non-standardized.

●     Companies that use blockchain technology may be subject to cybersecurity risk. No technology is completely secure from cyber threats, and users of cryptocurrencies and blockchain technologies are themselves vulnerable to cybersecurity risks. An Emerging Technology Company’s business that focuses on blockchain may involve the storage and transmission of users’ proprietary information, and security breaches could cause a risk of loss or misuse of this information, and to resulting claims, fines, and litigation. Emerging Technology Companies focused on blockchain may be subjected to a variety of cyber-attacks, which may continue to occur from time to time. Cyber-attacks may target the Emerging Technology Companies focused on blockchain, their customers, suppliers, banks, credit card processors, delivery services, e-commerce in general or the communication infrastructure on which they depend. An attack or a breach of security could result in a loss of private data, unauthorized trades, an interruption of trading for an extended period of time, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a material adverse effect on the financial results and business of an Emerging Technology Company that focuses on blockchain.

●     Companies may not be able to develop blockchain technology applications or may not be able to capitalize on those technologies. The industry for blockchain technology is characterized by rapid technological changes and many companies are only in the preliminary stages of blockchain technology development. There can be no assurance that a company will be able to develop a functional blockchain technology solution due to lack of funds, expertise, and/or time. Additionally, if a company develops a functional blockchain technology solution, there is no guarantee that the company will be able to deploy the technology successfully and see a return on its investment.

●     Emerging Technology Companies that are involved in blockchain may be subject to the risks posed by conflicting intellectual property claims. Intellectual property rights claims may adversely affect the operation of an Emerging Technology Company or blockchain platforms. Third parties may assert intellectual property ownership claims relating to the holding and transfer of digital assets and their source code. Regardless of the merit of any intellectual property claim or other legal action, any threatened action that reduces confidence in an Emerging Technology Company’s long term viability or the ability of end-users to hold and transfer digital asset tokens, may adversely affect the value of an Emerging Technology Company.

Mr. Keith Gregory

Ms. Sally Samuel

June 19, 2019

●     There may be a lack of liquid markets and possible manipulation of blockchain-based assets. Digital assets registered in a blockchain do not have a standardized exchange, like a stock market, so there is less liquidity for such assets and greater possibility of fraud or manipulation. A lack of stability in digital asset exchanges and the closure or temporary shutdown of digital asset exchanges due to fraud, business failure, hackers or malware, or government mandated regulation may reduce confidence in the platform and result in greater volatility in the price of the digital asset tokens. The digital token market is new and rapidly evolving market which may be subject to substantial and unpredictable disruptions and cause significant volatility in the prices of digital tokens. There is no assurance that the digital token market will be free from such disruptions or that any such disruptions may not adversely affect the tokenholder’s ability to sell the digital asset tokens.

●     There may be risks posed by the lack of, or inconsistent, regulation in this space. Digital asset exchanges on which the digital asset tokens are traded may be relatively new and largely unregulated and therefore may be exposed to fraud and failure. Any future regulatory developments could affect the viability and expansion of the use of blockchain technology. Because blockchain technology systems may operate across many national boundaries and regulatory jurisdictions, it is possible that blockchain technology may be subject to widespread and inconsistent regulation. The regulatory status of the digital asset tokens, blockchain and distributed ledger technology is currently undeveloped and likely to rapidly evolve, and vary significantly among non-U.S. or U.S. federal, state and local jurisdictions and is subject to significant uncertainty. Some of the companies in which the Fund invests may operate in highly regulated industries. Various legislative and executive bodies in the United States, China, Singapore and in other countries are currently considering, or may in the future consider, laws, regulations, guidance, or other actions, which may severely impact the Fund’s ability to invest, or an Emerging Technology Company’s ability to gain market share. Failure by Fund and an Emerging Technology Company or its representatives to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines. There can not be any assurance that any new or continuing regulatory scrutiny or initiatives will not have an adverse impact on the value of an Emerging Technology Company and otherwise impede its activities.

●     Blockchain systems built using third party products may be subject to technical defects or vulnerabilities beyond a company’s control. These may be subject to cybersecurity risks or intellectual property claims relating to a third party product.

Mr. Keith Gregory

Ms. Sally Samuel

June 19, 2019

●     Investing in companies across a wide variety of industries exploring possible application of blockchain to their businesses is subject to the risk that blockchain may only be successful in particular industries and not in others. Blockchain technology may not be commercially viable in all industries in which it is deployed, and the Fund’s investments may offset each other or be focused in industries that ultimately end up not being suitable for blockchain technology at the time of the Fund’s investment. Additionally, because of the variety of industries in which Emerging Technology Companies that are involved in blockchain operate and the other aspects of their operations that do not involve blockchain technology, the Fund's investments in these Emerging Technology Companies may not give the Fund sufficient exposure to the economic fortunes and risks of blockchain technology that is developed or deployed by such Emerging Technology Companies.”

Comment 22. Under Emerging Technology Companies Risk, please include risks relating to the other specific types of Emerging Technology Companies such as artificial intelligence and machine learning, as currently this risk disclosure primarily addresses risks relating to blockchain.

Response.   The referenced disclosure has been revised to add the following sentences at the end of the paragraph: “Artificial intelligence and machine learning technologies are relatively new and have not been widely deployed in commercial or industrial applications. Companies that use or sell products or services related to these technologies or seek to use them to disrupt an adjacent or core business may not be successful.” In addition, the Registrant has added applicable risk disclosure from the blockchain risk factor in Item 9 disclosure to Emerging Technology Companies Risk in Item 9.

Prospectus – Management

Comment 23. In the last sentence of the “Investment Adviser” section, please insert the date of the first expected shareholder report.

Response.     The Registrant has updated the disclosure as requested.

Prospectus – How to Redeem Shares

Comment 24. In the first sentence in the section on “When Redemptions” are Sent, please specify if the stated redemption period applies to all methods of payment, or disclose the redemption periods for each method as required by Item 11(c)(7) of Form N-1A.

Response.     The Registrant has updated the disclosure to indicate that the redemption period applies to all forms of payment.

Mr. Keith Gregory

Ms. Sally Samuel

June 19, 2019

Comment 25. Please reconcile the disclosure in the third paragraph under the section on “When Redemptions are Sent” to agree with the redemption period noted in the first sentence.

Response.     The Registrant has updated the disclosure to reconcile to the redemption period noted in the first paragraph.

Prospectus – Tax Status, Dividends and Distributions

Comment 26. In the second paragraph, please replace the phrase “distribute substantially of its net investment income” with “distribute substantially all of its net investment income.”

Response.    The Registrant has made the requested revision.

Statement of Additional Information – Investment Restrictions

Comment 27. Under the section on Non-Fundamental Investment Restrictions, please update the Treasury Fund’s 80% policy in accordance with the revision requested in Comment 16.

Response.     The Registrant has made the requested revision.

Statement of Additional Information – Investment Advisory Services

Comment 28. Under the “Investment Adviser” section, pursuant to Item 19(a)(1) of Form N-1A, please disclose the name of any person who controls the Adviser, the basis of the person’s control, and the general nature of the person’s business. Also disclose, if material, the business history of any organization that controls the Adviser.

Response.      The referenced disclosure has been revised accordingly.

*       *       *

If you have any questions, please call Krisztina Nadasdy at (614) 469-3243 or Christopher D. Carlson at (202) 263-4169.

Very truly yours,

/s/Christopher D. Carlson

Christopher D. Carlson